UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

April 02, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

SMITH & NEPHEW PLC

2 April 2026

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

1.   AWARDS MADE UNDER THE SMITH & NEPHEW PLC DEFERRED SHARE BONUS PLAN

On 1 April 2026, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Deferred Share Bonus Plan. The number of Shares awarded has been calculated using a market price of £12.744 per Share, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's full year 2025 results on 2 March 2026.

A portion (50%) of the annual bonus earned by the following Executive Directors for performance during the year to 31 December 2025 has been deferred into share awards. The awards will normally vest on 15 March 2029. The Executive Directors will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 1 April 2026 under the Deferred Share Bonus Plan.
Date of Transaction	2026 - 04 - 01
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£12.744	83,494	N/A Single Transaction
John Rogers (Chief Financial Officer)	Director	£12.744	48,071	N/A Single Transaction

2.   PERFORMANCE SHARE AWARDS MADE UNDER THE SMITH & NEPHEW PLC GLOBAL SHARE PLAN 2020

On 1 April 2026, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Global Share Plan 2020. The number of Shares awarded has been calculated using a market price of £12.744 per Share, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's full year 2025 results on 2 March 2026.

Awards will vest on 15 March 2029, subject to the achievement of performance conditions which are measured over the period 1 January 2026 to 31 December 2028.

The number of shares subject to the above awards are shown at maximum vesting. Should less than maximum vesting be achieved, participants will receive a reduced number of shares in accordance with actual performance. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 1 April 2026 under the Global Share Plan 2020.
Date of Transaction	2026 - 04 - 01
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	PDMR	£12.744	285,473	N/A Single Transaction
John Rogers (Chief Financial Officer)	PDMR	£12.744	154,229	N/A Single Transaction
Helen Barraclough (Group General Counsel & Company Secretary)	PDMR	£12.744	55,550	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£12.744	51,531	N/A Single Transaction
Ajay Dhankhar (Chief Strategy & Corporate Development Officer)	PDMR	£12.744	110,751	N/A Single Transaction
Craig Gaffin (President Orthopaedics)	PDMR	£12.744	91,258	N/A Single Transaction
Rohit Kashyap (President AWM & Global Commercial Operations)	PDMR	£12.744	112,073	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£12.744	53,921	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£12.744	67,747	N/A Single Transaction
Vasant Padmanabhan (President Research & Development, ENT & Emerging Markets)	PDMR	£12.744	71,044	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£12.744	19,679	N/A Single Transaction
Scott Schaffner (Global President Sports Medicine)	PDMR	£12.744	107,053	N/A Single Transaction

3.   AWARDS MADE UNDER THE SMITH & NEPHEW PLC RESTRICTED SHARE PLAN 2024

On 1 April 2026, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Restricted Share Plan 2024. The number of Shares awarded has been calculated using a market price of £12.744 per Share, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's full year 2025 results on 2 March 2026.

The awards will normally vest in equal annual tranches over three years following the award date. In addition, Deepak Nath's and John Rogers' awards are subject to a reasonable judgement underpin. If the Remuneration Committee is not satisfied that the underpin has been met, the Committee may scale back the vesting (including to zero). In assessing the underpin, the Committee will consider a review of overall financial performance over the vesting period, whether there have been any sanctions or fines issued by a regulatory authority, whether there have been any material environmental, social or governance issues, whether a major safety incident has occurred and whether there has been material damage to the reputation of the Company.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 1 April 2026 under the Restricted Share Plan 2024.
Date of Transaction	2026 - 04 - 01
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	PDMR	£12.744	118,947	N/A Single Transaction
John Rogers (Chief Financial Officer)	PDMR	£12.744	64,262	N/A Single Transaction
Helen Barraclough (Group General Counsel & Company Secretary)	PDMR	£12.744	21,927	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£12.744	26,443	N/A Single Transaction
Ajay Dhankhar (Chief Strategy & Corporate Development Officer)	PDMR	£12.744	42,009	N/A Single Transaction
Craig Gaffin (President Orthopaedics)	PDMR	£12.744	24,230	N/A Single Transaction
Rohit Kashyap (President AWM & Global Commercial Operations)	PDMR	£12.744	55,263	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£12.744	21,284	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£12.744	34,764	N/A Single Transaction
Vasant Padmanabhan (President Research & Development, ENT & Emerging Markets)	PDMR	£12.744	28,043	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£12.744	7,379	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	£12.744	64,970	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 02, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary